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                            June 23, 2021

       Christopher Lustrino
       Chief Executive Officer
       KingsCrowd, Inc.
       745 Atlantic Ave
       Boston, MA 02111

                                                        Re: KingsCrowd, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 3, 2021
                                                            File No. 024-11497

       Dear Mr. Lustrino:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed June 4, 2021

       Offering Circular Summary
       Overview, page 4

   1. We note your response to our comment 2 and related revisions throughout the Offering
                                                        Statement. However, it
is still unclear as to why the amount of annual recurring revenue of $12,000, $50,000,
and $700,000 for 2018, 2019 and 2020, respectively, disclosed on page 4 still does not
reconcile to the amount of annual recurring revenue disclosed on pages 37 and 39 for the
same periods. Please revise or clarify accordingly.
   2. We note your response to comment 3. Please disclose here, or in in an another
 Christopher Lustrino
FirstName  LastNameChristopher Lustrino
KingsCrowd,   Inc.
Comapany
June       NameKingsCrowd, Inc.
     23, 2021
June 23,
Page 2 2021 Page 2
FirstName LastName
         appropriate section of the offering circular, each material basis for your belief that you are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. In that regard, we note the discussion of the basis for your belief that you included in your response letter.
Dilution, page 27

3. Please revise your disclosures to include an introductory paragraph with a detailed explanation of the transactions, events, and activities to which the pro forma information gives effect. Ensure the revised disclosures include a robust discussion of the relevant terms, amounts, and a description of the nature of the adjustments.
4. We note your revised disclosures on page 27 quantifying the net tangible book value at
         December 31, 2020 along with quantifying the impact of adjustments for the exercise of outstanding warrants and conversion of convertible notes payable. Please revise to provide more detailed disclosure showing the reconciliation of net tangible book value at
         December 31, 2020 to the financial statements and the computation of each of the adjustments.
5. We note your response to the third bullet of comment 4 and the revisions on page 29 stating that the 2021 Convertible Notes are excluded from the calculation of net tangible book value given that the proceeds from the sale of such notes had not been received during fiscal 2020. We also note your disclosure on page 11 stating that convertible promissory notes issued and sold during the last quarter of 2020 and the first quarter of
         2021 are collectively referred to as the 2021 Convertible Notes. Given that these notes have a dilutive effect on shareholders, regardless of proceeds being received in 2020 or
         2021, please revise to reflect this dilutive impact or provide us with your analysis, with reference from authoritative GAAP, supporting why this is not necessary.
6. In addition to the above comment, it is also unclear why adjustments cannot be reflected, within the Dilution section, to present the potentially dilutive impact of the transaction as if they had occurred. Please provide us with a reference to authoritative literature supporting the Company's basis for excluding the pro forma impact of the 2021
         Convertible Notes within the Dilution section given the potentially dilutive impact of the notes and that they will automatically convert into a number of shares of Class A common stock being offered in this offering. Alternatively, revise to provide adjustments to reflect the pro forma impact of the 2021 Convertible Notes on the Company's dilution calculations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2019 and 2020
Revenue, page 41

7. We note your discussion attributing the growth in revenue primarily due to growth from existing customers with the remainder due to new customers. Please revise to separately
 Christopher Lustrino
KingsCrowd, Inc.
June 23, 2021
Page 3
         quantify the amount of revenue growth attributable each to existing and new customers.
       You may contact Robert Klein at 202-551-3847 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameChristopher Lustrino                       Sincerely,
Comapany NameKingsCrowd, Inc.
                                                             Division of
Corporation Finance
June 23, 2021 Page 3                                         Office of Finance
FirstName LastName